AMERICAN BEACON FUNDS
AMERICAN BEACON SELECT FUNDS

FORM OF AMENDMENT TO
MANAGEMENT AGREEMENT

The attached amended and restated Schedule A is hereby incorporated into the Management Agreement dated September 12, 2008, as amended (“Agreement”), by and between the American Beacon Funds and the American Beacon Select Funds, each a Massachusetts business trust (each, a “Trust”), on behalf of each Fund of a Trust listed on Schedule A hereto, as may be amended from time to time (each, a “Fund”), and American Beacon Advisors, Inc., a Delaware corporation (“Manager”).  In addition, with regard to the American Beacon Acadian Emerging Markets Managed Volatility Fund (“Acadian Fund”), American Beacon Earnest Partners Emerging Markets Equity Fund (“Earnest Partners Fund”), and American Beacon SGA Global Growth Fund (“SGA Fund”), Paragraph 2(f) of the Agreement is hereby amended to provide that, to the extent any such duties specified in Paragraph 2 of the Agreement are delegated to a Subadviser, the fees of the Subadviser shall be the expense of the Acadian Fund, Earnest Partners Fund and SGA Fund, as applicable, and not of the Manager.

Dated: _____, 2013

AMERICAN BEACON FUNDS
AMERICAN BEACON SELECT FUNDS

By:	________________________________________
Rosemary K. Behan
Vice President and Secretary

AMERICAN BEACON ADVISORS, INC.

By:	________________________________________
Gene L. Needles, Jr.
President & Chief Executive Officer

AMERICAN BEACON FUNDS
AMERICAN BEACON SELECT FUNDS

AMENDED AND RESTATED
SCHEDULE A

MANAGEMENT AGREEMENT

I.           Management Fees

A.           American Beacon Funds

As compensation pursuant to Paragraph 7 of the Management Agreement for services rendered pursuant to such Agreement (other than the securities lending services set forth in Paragraph 2(b) of the Agreement, the American Beacon Funds shall pay to the Manager a fee, computed daily and paid monthly, at the following annual rates as a percentage of each Fund’s average daily net assets plus (with respect to those Funds listed in subsection (1) immediately below) all fees payable by the Manager with respect to such Funds pursuant to agreements entered into with Subadvisers pursuant to Paragraph 2(f) of the Management Agreement:

(1)	Balanced Fund	0.05%
	Emerging Markets Fund	0.05%
	Retirement Income and Appreciation Fund	0.05%
	High Yield Bond Fund	0.05%
	International Equity Fund	0.05%
	International Equity Index Fund	0.05%
	Large Cap Value Fund	0.05%
	Mid-Cap Value Fund	0.05%
	S&P 500 Index Fund	0.05%
	Small Cap Index Fund	0.05%
	Small Cap Value Fund	0.05%
	Small Cap Value II Fund	0.05%
	Treasury Inflation Protected Securities Fund	0.05%
	Flexible Bond Fund	0.05%
	Zebra Small Cap Equity Fund	0.05%
	Zebra Global Equity Fund	0.05%
	SiM High Yield Opportunities Fund	0.05%
	Bridgeway Large Cap Value Fund	0.05%
	Stephens Mid-Cap Growth Fund	0.05%
	Stephens Small Cap Growth Fund	0.05%
	Holland Large Cap Growth Fund	0.05%
	The London Company Income Equity Fund	0.05%

(2)	Intermediate Bond Fund	0.20%
	Short-Term Bond Fund	0.20%
	Acadian Emerging Markets Managed Volatility Fund	0.05%
	Earnest Partners Emerging Markets Equity Fund	0.05%
	SGA Global Growth Fund	0.05%

To the extent and for such periods of time that a Fund invests all of its investable assets (i.e., securities and cash) in another registered investment company pursuant to a master-feeder arrangement, then such Fund will not pay the Manager a fee pursuant to the schedule set forth immediately above.

B.           American Beacon Select Funds

As compensation pursuant to Paragraph 7 of the Management Agreement for services rendered pursuant to that Agreement (other than the securities lending services set forth in Paragraph 2(b) of that Agreement), the American Beacon Select Funds shall pay to the Manager a fee, computed daily and paid monthly, at the following annual rates as a percentage of each Fund’s average daily net assets:

Money Market Select Fund	0.09%
U.S. Government Money Market Select Fund	0.09%

To the extent and for such periods that a Fund invests all of its investable assets (i.e., securities and cash) in another registered investment company pursuant to a master-feeder arrangement, then such Fund shall not pay the Manager a fee pursuant to the schedule set forth immediately above.

II.           Advisory Fees

As compensation pursuant to Paragraph 7 of the Management Agreement for direct portfolio management of a portion of a Fund’s assets (which is in addition to the direct portfolio management services of a Fund’s short-term cash assets) rendered pursuant to such Agreement (other than the management services set forth in Paragraph 7 and the securities lending services set forth in Paragraph 2(b) of that Agreement), the American Beacon Funds shall pay to the Manager an advisory fee, computed daily and paid monthly, at the following annual rates as a percentage of the portion of the Fund’s average daily net assets managed by the Manager:

Balanced Fund	0.15%
Retirement Income and Appreciation Fund	0.15%

III.           Securities Lending Fees

As compensation for services provided by the Manager in connection with securities lending activities of each Fund of a Trust, a lending Fund shall pay to the Manager, with respect to cash collateral posted by borrowers, a fee of up to 25% of the net monthly interest income (the gross interest income earned by the investment of cash collateral, less the amount paid to borrowers as well as related expenses) from such activities and, with respect to loan fees paid by borrowers when a borrower posts collateral other than cash, a fee up to 25% of such loan fees.

Dated:  _______, 2013

FORM OF
AMERICAN BEACON FUNDS
INVESTMENT ADVISORY AGREEMENT

AGREEMENT made this ___ day of August ___, 2013 by and among American Beacon Funds, a Massachusetts Business Trust (“Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the "Manager"), and EARNEST Partners, LLC, a Delaware Limited Liability Company (the "Adviser");

WHEREAS, the Trust is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended, consisting of several series (portfolios) of shares, each having its own investment policies; and

WHEREAS, the Trust has retained the Manager to provide the Trust with business and asset management services, subject to the control of the Board of Trustees; and

WHEREAS, the Trust’s agreement with the Manager permits the Manager to delegate to other parties certain of its asset management responsbilities; and

WHEREAS, the Manager desires to retain the Adviser to render investment management services to the Trust with respect to certain of its investment portfolios and such other investment portfolios as the Trust and the Adviser may agree upon and so specify in the Schedule(s) attached hereto (collectively the "Portfolios") and as described in the Trust's registration statement on Form N-1A as amended from time to time, and the Adviser is willing to render such services;

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

1.   (a)        Duties of the Adviser. The Manager employs the Adviser to manage the investment and reinvestment of such portion, if any, of the Portfolios' assets as is designated by the Manager from time to time, and, with respect to such assets, to continuously review, supervise, and administer the investment program of the Portfolios, to determine in the Adviser's discretion the securities to be purchased or sold, to provide the Manager and the Trust with records concerning the Adviser's activities which the Trust is required to maintain, and to render regular reports to the Manager and to the Trust's officers and Trustees concerning the Adviser's discharge of the foregoing responsibilities.  The Adviser shall discharge the foregoing responsibilities subject to the Manager's oversight and the control of the officers and the Trustees of the Trust and in compliance with such policies as the Trustees may from time to time establish and provide to the Adviser in writing, and in compliance with the objectives, policies, and limitations for each such Portfolio set forth in the Trust's current registration statement as amended from time to time and made available to the Adviser together with written notification and applicable laws and regulations.  The Adviser accepts such employment and agrees to render the services for the compensation specified herein and to provide at its own expense the office space, furnishings and equipment and the personnel required by it to perform the services on the terms and for the compensation provided herein.  (With respect to any of the Portfolio assets allocated for management by the Adviser, the Manager will make the investment decisions with respect to that portion of assets which the Adviser deems should be invested in short-term money market instruments.  The Manager agrees to provide this service.)  The Manager will instruct the Trust's Custodian(s) to hold and/or transfer the Portfolios' assets in accordance with Proper Instructions received from the Adviser.  (For this purpose, the term "Proper Instructions" shall have the meaning(s) specified in the applicable agreement(s) between the Trust and its custodian(s), but generally refers to a writing by the representatives of the Adviser who have been authorized by the Trust’s Board from time to time to provide instructions to the Trust’s Custodian.  For the purpose of clarification, “Proper Instructions” can be instructions in any format, including without limitation electronic instructions, that are agreed upon by the Adviser and the Trust’s Custodian.)  The Adviser is authorized on behalf of the Portfolios, and consistent with the investment discretion delegated to the Adviser herein, to:  (i) enter into agreements and execute any documents (e.g. any derivatives documentation such as exchange traded and over-the-counter, as applicable) required to meet the obligations of the Trust with respect to any investments made for the Portfolios.  Such documentation includes but may not be limited to any market and/or industry standard documentation and the standard representations contained therein; and (ii) acknowledge the receipt of brokers’ risk disclosure statements, electronic trading disclosure statements and similar disclosures, provided, however, that (a) the Adviser shall be responsible for ensuring that any such representations are accurate and consistent with the relevant Portfolio’s investment policies and other governing documents; (b) the Adviser shall be responsible for providing all notifications and delivering all documents required to be provided or delivered by a Portfolio under such documentation; and (c) the Adviser shall immediately notify the Manager of any event of default, potential event of default or termination event affecting a Portfolio under such documentation.  The Adviser further shall have the authority to instruct the custodian to:  (i) pay cash for securities and other property delivered for the Portfolios, (ii) deliver or accept delivery of, upon receipt of payment or payment upon receipt of, securities, commodities or other property underlying any futures or options contracts, and other property purchased or sold for the Portfolios; (iii) deposit margin or collateral which shall include the transfer of money, securities or other property to the extent necessary to meet the obligations of the Portfolios with respect to any investments made pursuant to the Trust’s registration statement, provided, however, that unless otherwise approved by the Manager, any such deposit margin or collateral shall be effected by transfer or segregation within an account maintained for the Portfolios by its custodian subject to control agreement, acceptable in form and substance to the Manager, pursuant to which such custodian agrees and accepts entitlement, orders or instructions from the secured party with respect to such margin or collateral.  The Advisor shall not have the authority to cause the Manager or the Trust to deliver securities or other property, or pay cash to the Adviser other than payment of the management fee provided for in this Agreement.  The Adviser will not be responsible for the cost of securities or brokerage commissions or costs associated with gaining access to foreign markets or any other Trust expenses except as specified in this Agreement.

(b) Valuation.  In accordance with procedures and methods established by the Board, which may be amended from time to time, the Adviser will provide assistance to the Manager, upon the Manager’s written request, in determining the fair value of all securities and other investments owned by the Portfolios for which market prices are not readily available, and use reasonable efforts to arrange for the provision of valuation information or prices from parties independent of the Adviser, provided that the Adviser will not incur any cost or expense in connection with the provision of such valuation information or prices, with respect to the securities or other investments owned by the Portfolios for which market prices are not readily available.  The Adviser will use reasonable efforts to monitor the securities and other investments owned by the Portfolios for potential significant events that could affect their values and notify the Manager when, in its opinion, a significant event has occurred that may not be reflected in the market values of such securities.

           (c)      Compliance Matters.  The Adviser, at its expense, will provide the Manager with such compliance reports and certifications relating to its duties under this Agreement and the federal securities laws as may be agreed upon by such parties from time to time.  The Adviser also shall: (i) cooperate with and upon the Manager’s written request provide reasonable assistance to the Manager, the Trust’s administrator, custodian, transfer agent and pricing agents and all other agents and representatives of the Portfolios, the Trust and the Manager; (ii) keep all such persons informed as to such matters as the Adviser may deem necessary to the performance of their obligations to the Portfolios, the Trust and the Manager; (iii) provide responses to reasonable requests made by such persons as soon as reasonably practicable; and (iv) maintain any appropriate interfaces with each so as to promote the efficient exchange of information. Without limitation of the foregoing, the Adviser shall comply with all statutory and regulatory requirements relating to derivatives transactions entered into by the Adviser for or on behalf of the Trust or any of its Portfolios, including without limitation, compliance with all recordkeeping and reporting requirements pursuant to Parts, 43, 45 and 46 of the regulations of the Commodity Futures Trading Commission and comparable rules of the Securities and Exchange Commission (collectively, the “Derivatives Recordkeeping and Reporting Rules”).

2. Portfolio Transactions. The Adviser is authorized to select the brokers or dealers (including, to the extent permitted by law and applicable Trust guidelines, the Adviser or any of its affiliates) that will execute the purchases and sales of portfolio securities for the Portfolios and is directed to use its best efforts to obtain best execution as described in the Trust's current registration statement as amended from time to time.  In selecting brokers or dealers, the Adviser may give consideration to factors other than price, including, but not limited to, research services and market information.  Any such services or information which the Adviser receives in connection with activities for the Trust may also be used for the benefit of other clients and customers of the Adviser or any of its affiliates.  The Adviser will promptly communicate to the Manager and to the officers and the Trustees of the Trust such information relating to portfolio transactions as they may reasonably request.  The Adviser shall not, without the prior approval of the Manager, effect any transactions which would cause the portion of the Portfolio’s assets designated to the Adviser to be out of compliance with any restrictions or policies of the Portfolio established by the Manager or set forth in the Portfolio’s registration statement and  made available to the Advisertogether with written notification.  The Adviser shall not consult with any other investment sub-adviser of the Portfolio concerning transactions for the Portfolio in securities or other assets.

3. Voting Rights. Unless otherwise directed by the Manager in writing, the Adviser shall receive and automatically exercise the voting rights with respect to any and all proxies regarding the assets in the Portfolios in the best interest of Portfolio shareholders and in accordance with the Adviser’s then current proxy voting policy and procedures, a copy of which has been provided to the Manager.  The Adviser shall report to the Manager in a timely manner a record of all proxies voted, in such form and format that complies with acceptable federal statutes and regulations (e.g., requirements of Form N-PX), including a record of all proxies not voted and/or voted inconsistently with Adviser’s proxy voting guidelines.  The Adviser shall certify at least annually, or more often as may reasonably be requested by the Manager, as to the compliance of its proxy voting policies and procedures with applicable federal statutes and regulations.  The Adviser shall not be responsible for advising or acting for the Manager or the Trust in legal proceedings, including but not limited to class actions, settlements and related proofs of claim, or bankruptcies, involving securities purchased or held in the Portfolio(s).  Should the Adviser receive notices or related materials for the Portfolio(s) involving securities purchased by the Adviser in the Portfolio(s), the Adviser shall use commercially reasonable efforts to transmit copies of such notices to the Trust’s current custodian.   The Adviser shall not incur any liability for any reasonable delay or failure to timely provide such notices or related materials to the Trust’s current custodian.

4. Compensation of the Adviser. For the services to be rendered by the Adviser as provided in Sections 1 and 2 of this Agreement, the Trust shall pay to the Adviser compensation at the rate specified in Schedule(s) attached hereto and made a part of this Agreement.  Such compensation shall be paid to the Adviser quarterly in arrears, and the Trust shall calculate the fee by applying the annual percentage rate(s) as specified in the attached Schedule(s) to the average daily assets of the specified Portfolios during the relevant quarter.  Solely for the purpose of calculating the applicable annual percentage rates specified in the attached Schedule(s), if applicable, there shall be included such other assets as are specified in said Schedule(s).  The Trust is solely responsible for the payment of fees to the Adviser, and the Adviser agrees to seek payment of its fees solely from the Trust.

The Adviser agrees: (1) that the blended fee rate in basis points contracted with the Trust will not exceed the blended fee rate in basis points contracted with an Account (as defined below) of the same or smaller size (including other accounts managed for the same client) for whom the Adviser provides investment advisory services under an asset based fee arrangement (i.e., not a performance fee arrangement); and (2) that the actual annual dollar fee paid by an Account of the same or larger size for whom the Adviser provides investment advisory services under an asset based fee arrangement (i.e., not a performance fee arrangement) will not be less than the actual annual dollar fee paid by the Trust.  In the event that the fee charged to the Trust  exceeds the fee charged to an Account described in (1) or (2) above, the fee charged to the Trust shall automatically be reduced to match the fee charged to such other Account from the time such fee is charged to such other Account.  An Account is defined as follows: (i) an investment company registered under the Investment Company Act of 1940 (ii) utilizing a substantially similar emerging market investment strategy (iii) that becomes a client of the Adviser after the effective date of this Agreement.

Additionally, the Adviser agrees to promptly notify the Trust, upon request, if it contracts with an investment company registered under the Investment Company Act of 1940 to manage an emerging market fund. The notification will include discussion as to whether the new emerging market fund is substantially similar to the Portfolio.

5. Other Services. At the request of the Trust or the Manager, the Adviser in its discretion may make available to the Trust other services.  Such services shall be rendered by the Adviser and billed to the Trust or the Manager at a price to be agreed upon by the Adviser and the Trust or the Manager.

6. Reports. The Manager (on behalf of the Trust) and the Adviser agree to furnish to each other, if applicable, current prospectuses, proxy statements, reports to shareholders, Portfolio financial statements, and such other information with regard to this Agreement as each may reasonably request.  The Manager hereby acknowledges receipt of the Adviser's Form ADV, Part 2 before or at the time of entering into this Agreement pursuant to Rule 204-3 under the Investment Advisers Act of 1940.

7. Status of Adviser. The services of the Adviser to the Trust are not to be deemed exclusive, and the Adviser and its directors, officers, employees and affiliates shall be free to render similar services to others so long as its services to the Trust are not impaired thereby in the judgment of the Adviser.  The Adviser shall be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Manager or the Trust in any way or otherwise be deemed an agent to the Manager of the Trust.

8. Certain Records. Any records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the Investment Company Act of 1940 or the Derivatives Recordkeeping and Reporting Rules that are prepared or maintained by the Adviser on behalf of the Manager or the Trust are the property of the Manager or the Trust and will be surrendered promptly to the Manager or Trust on request; provided however, that the Adviser may retain copies of all such records.

9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.  The Adviser shall not be responsible for any loss incurred by reason of any act or omission of any custodian, including but not limited to any loss arising from, on account of or in connection with any custodian failing to timely notify the Adviser of any corporate action or similar transaction.  The Adviser shall not be responsible for any loss incurred by reason of any act or omission of any broker or dealer; provided, however, that the Adviser will make reasonable efforts to require that brokers and dealers selected by the Adviser perform their obligations with respect to the Portfolio(s).

10. Permissible Interests. To the extent permitted by law, Trustees, agents, and shareholders of the Trust are or may be interested in the Adviser (or any successor thereof) as directors, partners, officers, or shareholders, or otherwise; directors, partners, officers, agents, and shareholders of the Adviser are or may be interested in the Trust as Trustees, shareholders or otherwise; and the Adviser (or any successor thereof) is or may be interested in the Trust as a shareholder or otherwise; provided that all such interests shall be fully disclosed between the parties on an ongoing basis and in the Trust's registration statement as required by law.

11. Duration and Termination. This Agreement, unless sooner terminated as provided herein, shall continue for two years after its initial approval as to each Portfolio and thereafter for periods of one year for so long as such continuance thereafter is specifically approved at least annually (a) by the vote of a majority of those Trustees of the Trust who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of each Portfolio; provided, however, that if the shareholders of any Portfolio fail to approve the Agreement as provided herein, the Adviser may continue to serve hereunder in the manner and to the extent permitted by the Investment Company Act of 1940 and rules thereunder.  The foregoing requirement that continuance of this Agreement be "specifically approved at least annually" shall be construed in a manner consistent with the Investment Company Act of 1940 and the rules and regulations thereunder.  This Agreement may be terminated as to any Portfolio at any time, without the payment of any penalty, by the Manager, by vote of a majority of the Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Portfolio on not less than 30 days nor more than 60 days written notice to the Adviser, or by the Adviser at any time without the payment of any penalty, on 60 days written notice to the Trust.  This Agreement will automatically and immediately terminate in the event of its assignment.  Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party at the primary office of such party, unless such party has previously designated another address.

As used in this Section 11, the terms "assignment", "interested persons", and a "vote of a majority of the outstanding voting securities" shall have the respective meanings set forth in the Investment Company Act of 1940 and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission under said Act.

12. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13.    Amendments.  This Agreement may be amended by mutual consent, subject to approval by the Board and the Portfolios’ shareholders to the extent required by the 1940 Act.

14.     Governing Law.  This Agreement shall be governed by the laws of Texas.

            15.     Trust and Shareholder Liability.  The Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust and agrees that obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and if the liability relates to one or more Portfolio, the obligations hereunder shall be limited to the respective assets of that Portfolio.  The Adviser further agrees that they shall not seek satisfaction of any such obligation from the shareholders or any individual shareholder of the Portfolio, nor from the Trustees or any individual Trustee of the Trust.

A copy of the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is not binding upon any of the Trustees, officers, or shareholders of the Trust individually.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

EARNEST Partners, LLC	American Beacon Advisors, Inc.

By: ____________________________	By: __________________________
Name: ____________________________	Gene L. Needles, Jr.
Title: ____________________________	President and Chief Executive Officer

American Beacon Funds

By: ____________________________
Name: ____________________________
Title: ____________________________

Schedule A
To the

Investment Advisory Agreement
Between
American Beacon Funds
American Beacon Advisors, Inc.
and
EARNEST Partners, LLC

American Beacon Funds (the “Trust”) shall pay compensation to EARNEST Partners, LLC (“Adviser”) pursuant to Section 4 of the Investment Advisory Agreement among the Trust, American Beacon Advisors, Inc. and the Adviser for rendering investment management services with respect to the American Beacon Earnest Partners Emerging Markets Equity Fund in accordance with the following annual percentage fee rates for all Trust assets under Adviser’s management:

 First $250 million                                           0.70 of 1%
 Next $250 million                                           0.65 of 1%
 Over $500 million                                           0.60 of 1%

If the management of the accounts commences or terminates at any time other than the beginning or end of a calendar quarter, the fee shall be prorated based on the portion of such calendar quarter during which the Agreement was in force.

Dated as of August        , 2013

EARNEST Partners, LLC	American Beacon Advisors, Inc.

By: ____________________________	By: __________________________
Name: ____________________________	Gene L. Needles, Jr.
Title: ____________________________	President and Chief Executive Officer

American Beacon Funds

By: ____________________________
Name: ____________________________
Title: ____________________________